Crossroads Systems, Inc.
11000 North Mo-Pac Expressway #150
Austin, Texas 78759

December 8, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Matthew Crispino, Esq.

Re:	Crossroads Systems, Inc. Registration Statement on Form S-3 File No. 333-207431

Ladies and Gentlemen:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to December 10, 2015 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Adam W. Finerman of Olshan Frome Wolosky LLP, counsel to the Registrant, at (212) 451-2289 and that such effectiveness also be confirmed in writing.

Sincerely,

Crossroads Systems, Inc.

By:	/s/ Richard K. Coleman, Jr.
	Name:	Richard K. Coleman, Jr.
	Title:	President and Chief Executive Officer